Investor Presentation
Bear Stearns SMid Cap Investor Conference
November 7, 2005
Filed by New York Community Bancorp, Inc. pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Long Island Financial Corp.
Commission File No. 0-29826

Forward-looking Statements and Associated Risk Factors
This presentation, like other written and oral communications presented by the Company and its authorized officers, may contain certain forward-looking statements regarding the Company’ s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.
Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “seek,” “strive,” “try,” or future or conditional verbs such as
“will,” “would,” “should,” “could,” “may,” or similar expressions. The Company’s ability to predict results or the actual effects of its plans or strategies is inherently uncertain.  Accordingly, actual results may differ materially from anticipated results.
There are a number of factors, many of which are beyond the Company’s control, that could cause actual conditions, events, or results to differ significantly from those described in the forward-looking statements.  These factors include, but are not limited to, general economic conditions, either nationally or locally in some or all of the areas in which we conduct our business; conditions in the securities markets or the banking industry; changes in interest rates, which may affect our net income or future cash flows; changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services in our local markets; changes in real estate values, which could impact the quality of the assets securing our loans; changes in the quality or composition of the loan or investment portfolios; changes in competitive pressures among financial institutions or from non-financial institutions; the ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we may acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames; the Company’s timely development of new and competitive products or services in a changing environment, and the acceptance of such products or services by our customers; the outcome of pending or threatened litigation or of other matters before regulatory agencies, whether currently existing or commencing in the future; changes in accounting principles, policies, practices, or guidelines; changes in legislation and regulation;
operational issues and/or capital spending necessitated by the potential need to adapt to industry changes in information technology systems, on which we are highly dependent; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board;
war or terrorist activities; and other economic, competitive, governmental, regulatory, and geopolitical factors affecting the Company’s operations, pricing, and services. Additionally, the timing and occurrence or non- occurrence of events may be subject to circumstances beyond the Company’s control.
In addition, the following factors, among others, could cause the actual results of the transactions with Long Island Financial Corp. and Atlantic Bank of New
York to differ materially from the expectations stated in this presentation:  the ability of the companies involved to obtain the required regulatory approvals; the ability of the companies involved to consummate the transactions; a materially adverse change in the financial condition of New York Community Bancorp, Inc.,
Long Island Financial Corp., or Atlantic Bank of New York; the ability of New York Community Bancorp, Inc. to successfully integrate the assets, liabilities, customers, systems, and any management personnel it may acquire into its operations pursuant to the transactions; and the ability to realize the related revenue synergies and cost savings within the expected time frames.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Except as required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Additional Disclosure
Note:  The following notice is included to meet certain legal requirements
New York Community Bancorp, Inc. has filed a registration statement with the Securities and Exchange Commission (the “SEC”) containing a proxy statement/prospectus and other documents regarding its proposed transaction with Long Island Financial Corp. Investors are urged to read the proxy statement/prospectus because it contains important information about New York Community Bancorp, Inc. and Long Island Financial Corp., and the
prospective transaction. Copies of this proxy statement/prospectus have been mailed to Long Island Financial Corp. shareholders and, together with other documents filed by New York Community Bancorp, Inc. or Long Island Financial Corp. with the SEC, may be obtained free of charge at the SEC’s website
(www.sec.gov) or by directing a request to New York Community Bancorp, Inc. c/o the Investor Relations Department, 615 Merrick Avenue, Westbury, N.Y.
11590 or the Corporate Secretary, Long Island Financial Corp., 1601 Veterans Highway, Suite 120, Islandia, N.Y. 11749.
Long Island Financial Corp. and its directors, executive officers and certain other members of management, and employees may be soliciting proxies from their shareholders in favor of the proposed transaction. Information regarding such persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Long Island Financial Corp.’s shareholders in connection with the proposed transaction is set forth in Long Island Financial Corp.’s proxy statement filed with the SEC on March 25, 2005 relating to its annual meeting of shareholders held on April 20, 2005. Additional information is set forth in the proxy statement/prospectus filed with the SEC.

We are a leading financial institution in the NY Metro region.
(a)   SNL DataSource
(b)   Singer’s
Annuity and Funds Report – August/September 2005
(c) American Banker – September 22, 2005
(d) ThriftInvestor – May 2005
The fifth largest thrift in the nation, with total assets of $25.0 billion at 9/30/05
(a)
The leading producer of multi-family loans in New York City, with a portfolio of
$12.0 billion at 9/30/05
(a)
The third largest thrift depository in the New York Metro region, with 141 locations and deposits of $11.1 billion at 9/30/05
(a)
Ranked among the top 3% of U.S. thrifts generating income from investment product sales
(b)
Ranked among the five most efficient bank holding companies in the United
States
(c)
The top-performing thrift with assets exceeding $1 billion in the U.S.
(d)

We are focused on producing a solid financial performance.
2005 Goals:
Increasing our share of the multi-
family lending market
Complementing our asset mix with
CRE and construction loans
Maintaining the quality of our assets
Maintaining our efficiency
Strengthening our balance sheet
-
Maintaining our capital strength
-
Reducing securities
-
Increasing deposits
Expanding through M&A
Maintaining a strong dividend
Achievements Year-to-Date:
Multi-family loans are up 22%
CRE and construction loans are up 19%
NPAs = 0.14% of total assets at 9/30/05
Efficiency ratio = 27.90% for the 9
months ended 9/30/05
Tangible equity/tangible assets = 5.58%
at 9/30/05
(a)
Securities are down 20%
Deposits are up 7%
Announced two accretive acquisitions:
Long Island Financial Corp. (“LICB”) &
Atlantic Bank of New York (“ABNY”)
$1.00/share, annualized
(a) Excluding net unrealized losses on securities; including net unrealized losses on securities, tangible equity equaled 5.37% of tangible assets.

% of total loans:  75.6%
Average principal balance:  $3.5 million
Average loan-to-value:  60.1%
Expected weighted average life:  3.2 years
YTD originations:  $3.5 billion
% of total loans originated YTD:  73.3%
At 9/30/05
$3,255
$4,494
$7,368
$9,842
$11,994
12/31/01 12/31/02 12/31/03 12/31/04 9/30/05
Multi-family Loan Portfolio
Multi-family loans have grown 22% YTD and 30% year-over-year.
(in millions)
Increasing Our Share of the Multi-family Lending Market

% of total loans:  16.5%
Average principal balance:  $2.7 million
Average loan-to-value:  58.2%
Expected weighted average life:  3.6 years
YTD originations:  $640.1 million
% of total loans originated YTD:  13.5%
Commercial Real Estate Loan Portfolio
$562
$533
$1,445
$2,141
$2,611
12/31/01 12/31/02 12/31/03 12/31/04 9/30/05
At 9/30/05
CRE loans have grown 22% YTD and 37% year-over-year.
(in millions)
Complementing Our Asset Mix with CRE Loans

$152
$117
$644
$804
$900
12/31/01 12/31/02 12/31/03 12/31/04 9/30/05
% of total loans:  5.7%
Average principal balance:  $3.4 million
Average loan-to-value:  40.2%
Term:  Typically 18-24 months
YTD 2005 originations:  $508.2 million
% of total loans originated YTD:  10.7%
Construction Loan Portfolio
Construction loans have grown 12% YTD and 18% year-over-year.
At 9/30/05
(in millions)
Complementing Our Asset Mix with Construction Loans

Maintaining the Quality of Our Assets
(a) SNL DataSource
We have a consistent record of solid asset quality.
0.61%
0.54%
0.44%
0.30%
0.43%
0.34%
0.24%
0.16%
0.15% 0.15%
0.12%
0.14%
12/31/02 12/31/03 12/31/04 9/30/05
NPAs/Total Assets
U.S. Thrifts
(a)
N.Y. State Thrifts
(a)
NYB

Maintaining Our Efficiency
We consistently rank among the most efficient thrifts in the nation.
61.79%
63.06%
64.64%
64.16%
57.68%
57.26%
56.93%
58.53%
25.32%
23.59%
(a)
21.46%
(a)
27.90%
2002 2003 2004 9 Mos. 2005
Efficiency Ratio
U.S. Thrifts
(b)
N.Y. State Thrifts
(b)
NYB
(a) Operating efficiency ratio.  Please see page 28 for a reconciliation of GAAP and operating earnings.
(b) SNL DataSource

Strengthening Our Balance Sheet
We have significantly enhanced our asset and liability mix since repositioning the balance sheet in 2Q 2004.
20.4 11.9 9.4 Wholesale borrowings
11.1
10.0
11.1 Total deposits
53.4 12.1 5.6 Total securities
53.9 7.8 12.0 Multi-family loans
45.2% $10.9 $15.9 Total loans
% Change 3/31/04 9/30/05
(dollars in billions)

We are a well capitalized institution.
$1.2 bn Tangible stockholders’ equity
16.31 Total risk-based capital ratio
15.70 Tier 1 risk-based capital ratio
8.76% Leverage ratio
Bank Capital Measures:
5.58
Tangible equity/tangible assets, excluding net
unrealized losses on securities
5.37% Tangible equity/tangible assets
Company Capital Measures:
9/30/05
Maintaining Our Capital Strength

Reducing Securities
We are deploying the cash flows from securities into loan production.
(in millions)
$10,919
$12,571
$15,856
$12,119
$7,518
$5,650
Loans
Securities
45.7% 41.2% % of Total Assets:
3/31/04 9/30/04 9/30/05
31.8% 53.2% 22.6% 63.4%

$11,869
$9,152
$9,449
$10,027
$10,202
$11,135
3/31/04 9/30/04 9/30/05
Increasing Deposits
We are increasing the significance of deposits within our funding mix.
(in millions)
Deposits
Wholesale Borrowings

We are establishing a commercial banking platform to complement our traditional community banking platform.
Checking/Savings
Money Market Accounts
CDs
IRAs
Smart Student Banking
Insurance
Annuities
Mutual Funds
Card Services
1-4 Family Loans/HELOCs
Auto / Student / Personal Loans
Multi-family Loans
Construction Loans
Checking/Savings
Business CDs
Payroll Processing
$afePay Card
Employee Banking/Employee Retirement
Insurance Premium Financing
Health Service Accounts
Cash Management
Lockbox Services
Equipment Leasing
C&I/CRE Loans
Multi-family Loans
Construction Loans
New York Community Bancorp, Inc.
New York Commercial Bank
New York Community Bank
Increasing Deposits

Increasing Deposits
Created The Premier Banking Group in 1Q 2005 to attract personal deposits from large relationship borrowers
Established a nationwide on-line banking service, MyBankingDirect.com, in
2Q 2005
Opened an in-store branch in Co-op City in 2Q 2005 to capitalize on our lending relationship and facilitate access to 55,000 residents
Launched a marketing campaign to attract stable term deposits in 3Q 2005
Partnering with local colleges to establish depository relationships with students
We have implemented a series of consumer deposit growth initiatives over the past nine months.

Increasing Deposits
We also have launched several initiatives to generate commercial deposit growth.
Created The Premier Banking Group to attract business deposits from large relationship borrowers
Established a Business Development District Branch in Queens to gather NY
State and City deposits
Established a depository relationship with Co-op City management, including the provision of lockbox services
Offering payment solutions to local colleges and businesses
Implementing a program to service health savings accounts
Entered into an agreement to acquire Long Island Financial Corp. (“LICB”), the parent company of Long Island Commercial Bank
Entered into an agreement to acquire Atlantic Bank of New York (“ABNY”)

Since 8/1/05, we have announced acquisitions of two full-service commercial banks.
Expanding Through M&A
112
338
416
256
250
$540
LICB
6/30/05
351 Demand deposits
1,120 Core deposits
1,461 Total deposits
1,094 Total securities
1,324 Total loans
$2,634 Assets
ABNY
(a)
6/30/05
(in millions)
(a) Excluding $365 million of Parent-Related Deposits

Immediately accretive to GAAP and cash earnings
Enhances our asset mix with C&I loans to small and
mid-size businesses
Cash flows from securities will fund loan production
and pay down higher-cost wholesale funds
Provides an established commercial banking platform
Adds commercial lending expertise to NYB
management team
Diversifies our depositor/borrower base
Accelerates our commercial deposit growth initiatives
Expands our geographic footprint
Enhances our interest rate risk profile by replacing
wholesale funding with lower cost core deposits
-
Core deposits/total deposits
-
Non-interest-bearing/total deposits
81%
27%
LICB ABNY
77%
37%
Expanding Through M&A
The LICB and ABNY acquisitions will enhance our earnings, our asset mix, and our deposit growth.

Expanding Through M&A
$1,946
$1,690
$2,150
$995
$3,131
$3,557
$3,734
$5,005
$11,950
$9,839
$7,368
$4,494
$3,255
$1,348
$12,254
$263
12/31/99 12/31/00 12/31/01 12/31/02 12/31/03 12/31/04 6/30/05 Pro Forma
(in millions)
Multi-family Loans Outstanding
All Other Loans Outstanding
(a) Excludes net deferred loan origination fees and costs.
$5,405 $5,489 $10,499
Loans Outstanding
(a)
Total:
Multi-family loans:  49.4% CAGR
Total loans:  53.9% CAGR
$13,396 $15,684 $17,259 $3,636 $1,611
Acquisitions have contributed to our loan growth over the past five years…
w/ HAVN
w/ RCBK
w/ RSLN
w/ LICB & ABNY

Expanding Through M&A
…and have significantly bolstered our deposit growth.
$658
$1,874
$2,408
$1,949
$4,362
$3,752
$4,171
$4,561
$378
$1,212
$2,588
$2,842
$5,247
$5,911
$6,619
$7,647
$720
$739
$748
$1,207
$465
$455
$171
$40
12/31/99 12/31/00 12/31/01 12/31/02 12/31/03 12/31/04 6/30/05 Pro Forma
(a)  Pro forma for acquisition of LICB and ABNY
(b)  Data as of June 30, 2005
(c)  Excluding ABNY’s Parent-Related Deposits
$3,257 $5,450 $5,256 $1,076 Total Deposits: $10,329 $10,402 $11,538 $13,415
(b)(c)
(a)
Total deposits:  58.2% CAGR
Core deposits:  74.2% CAGR
Demand deposits:  85.8% CAGR
CDs
NOW, MMAs, and Savings
Demand deposits
w/ HAVN
w/ RCBK
w/ RSLN
w/ LICB & ABNY
(in millions)
Deposits

Expanding Through M&A
The LICB and ABNY acquisitions will accelerate our balance sheet repositioning.
(a) Excludes $365 million of Parent-Related Deposits
(b) Excludes $1.3 billion of investment securities
(c) Excludes all certificates of deposit
$27,000
$2,634
$540
$25,205
NYB
6/30/05
LICB ABNY Pro Forma
7%
93%
Commercial
Banking
Business
Assets
(dollars in millions)
$8,824
$1,120
$338
$7,366
NYB
6/30/05
LICB ABNY Pro Forma
17%
83%
Core Deposits
(c)
Commercial
Banking
Business
(a) (b) (a)

23 The acquisitions will expand our footprint in the NY Metro region. (a) Expanding Through M&A NYB ABNY LICB (a) Pro forma for the LICB and ABNY acquisitions Pro Forma Locations 170 branches 219 ATMs

Expanding Through M&A
The acquisitions will augment our market share. (a) (b)
1 Independence Cmnty 22 $2,539.4 32.20%
2 NYB 23 1,477.1 18.73
3 Citigroup 6 923.5 11.71
4 JPMorgan Chase 8 900.3 11.42
5 NSB Holding 12 780.1 9.89
6 Washington Mutual 5 569.8 7.22
7 HSBC 2 227.7 2.89
8 VSB Bancorp 4 191.9 2.43
9 North Fork 3 191.5 2.43
10 Commerce Bancorp 3 84.7 1.07
Totals 89 $7,885.9 100%
Rank Institution Branches Deposits Market Share
Staten Island
(a)  SNL DataSource
(b)  ABNY data as of 6/30/05 and excludes Parent-Related Deposits.  Other data as of 6/30/04, pro forma for the LICB and ABNY acquisitions.
Rank Institution Branches Deposits Market Share
Queens
Rank Institution Branches Deposits Market Share
Westchester
1 JPMorgan Chase 39 $4,458.3 17.08%
2 Wachovia 36 4,057.3 15.54
3 Bank of New York 62 3,547.4 13.59
4 Citigroup 22 3,333.1 12.77
5 HSBC 26 2,123.1 8.13
6 Bank of America 27 1,510.0 5.79
7 Hudson Valley 15 1,092.0 4.18
8 North Fork 11 947.5 3.63
9 Washington Mutual 12 633.9 2.43
10 Sound Federal 8 603.2 2.31
16 NYB Pro forma 8 247.1 0.95
16 ABNY 4 224.1 0.86
30 NYB 4 23.0 0.09
Totals 328 $26,101.7 100%
Rank Institution Branches Deposits Market Share
Kings
Rank Institution Branches Deposits Market Share
Nassau
Rank Institution Branches Deposits Market Share
Manhattan
1 JPMorgan Chase 92 $140,012.2 40.86%
2 Citigroup 63 95,838.4 27.97
3 Bank of New York 20 22,995.1 6.71
4 HSBC 47 21,819.3 6.37
5 Bank of America 33 8,251.3 2.41
6 Deutsche Bank AG 4 7,525.0 2.20
7 North Fork 42 5,782.6 1.69
8 Bank Hapoalim 1 3,512.0 1.02
9 Charles Schwab 2 3,348.2 0.98
10 Israel Discount Bank 2 2,918.9 0.85
23 NYB Pro forma 6 680.8 0.20
23 ABNY 5 674.9 0.20
77 NYB 1 5.9 0.00
Totals 520 $342,678.8 100%
(dollars in millions)
1 JPMorgan Chase 43 $5,755.2 16.24%
2 North Fork 55 5,028.2 14.19
3 Citigroup 29 4,559.1 12.87
4 NYB Pro forma 39 3,311.2 9.35
4 Astoria 17 3,105.6 8.77
5 NYB 34 2,949.3 8.32
6 HSBC 21 2,322.6 6.56
7 Ridgewood Savings 10 1,506.0 4.25
8 Dime Community 8 923.9 2.61
9 Maspeth FS&LA 5 904.7 2.55
10 Independence Cmnty 11 880.1 2.48
17 ABNY 5 361.9 1.02
Totals 363 $35,431.5 100%
1 North Fork 61 $8,043.4 17.35%
2 JPMorgan Chase 34 6,856.1 14.79
3 Citigroup 55 6,138.3 13.24
4 Astoria 29 4,355.6 9.39
5 Bank of America 50 3,758.9 8.11
6 NYB Pro forma 41 3,593.5 7.75
6 NYB 40 3,553.0 7.66
7 Washington Mutual 34 3,252.3 7.01
8 HSBC 21 1,838.1 3.96
9 Bank of New York 45 1,833.0 3.95
10 Commerce Bancorp 13 1,034.6 2.23
27 ABNY 1 40.5 0.09
Totals 439 $46,365.2 100%
1 JPMorgan Chase 40 $6,079.8 19.78%
2 Washington Mutual 24 3,672.6 11.95
3 Citigroup 25 3,446.8 11.21
4 HSBC 26 3,390.3 11.03
5 North Fork 26 3,114.2 10.13
6 Independence Cmnty 20 2,668.5 8.68
7 Astoria 12 1,561.7 5.08
8 Apple 15 1,020.0 3.32
9 Popular 10 811.0 2.64
10 Dime Community 7 799.4 2.60
11 NYB Pro forma 12 758.1 2.47
11 NYB 10 598.3 1.95
19 ABNY 2 159.8 0.52
Totals 272 $30,739.6 100%

Expanding Through M&A
New York Community Bancorp, Inc.
New York Community Bank
Queens County
Savings Bank
Richmond County
Savings Bank
Roosevelt
Savings Bank
Roslyn
Savings Bank
CFS
Bank
Ironbound
Bank
First Savings Bank
of New Jersey
Long Island
Commercial Bank
New York Commercial Bank
Atlantic Bank
Of New York
We will operate two bank subsidiaries – New York Community Bank and
New York Commercial Bank.

$0.25
$0.30
$0.43
$0.66
$0.96
$1.00
2000 2001 2002 2003 2004 2005
Annual Dividend
(a)
(a) Reflects nine increases in the quarterly cash dividend, as well as 3-for- 2 stock splits on 3/29/01 and 9/20/01 and 4-for-3 stock splits on 5/21/03 and 2/17/04.
Maintaining a Strong Dividend
We are committed to maintaining a strong dividend.

Log onto our web site:  www.myNYCB.com
E-mail requests to:  ir@myNYCB.com
Call Investor Relations at:  (516) 683-4420
Write to: New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY  11590
For More Information
The Company trades on the NYSE under the symbol “NYB”.

Reconciliation of GAAP and Operating Earnings
The following table presents a reconciliation of the Company’s GAAP and operating earnings for the twelve months ended December 31, 2003 and 2004.
(in thousands, except per share data)
Net income
Adjustments to net income:
Other-than-temporary impairment
Balance sheet repositioning charge
Gain on sales of branches
Merger-related expenses
Total adjustments to net income
Income tax effect on adjustments
Operating earnings
Basic operating earnings per share
Diluted operating earnings per share
$323,371
--
--
(37,613)
20,423
(17,190)
13,514
$319,695
$1.68
$1.63
2003
For the Years Ended December 31,
$355,086
8,209
157,215
--
--
165,424
(65,591)
$454,919
$1.75
$1.70
2004
11/7/2005